Exhibit 12.1

REMINGTON ARMS COMPANY AND SUBSIDIARIES

Statement Re: Computation of Ratio of Earnings to Fixed Charges

(Dollars in Millions)

	2003	2002		2001		2000		1999
Earnings:
Net Income (Loss)	$(3.2)	$20.0		$13.7		$19.9		$23.0
Add:
Income Taxes	(2.1)	13.9		8.5		12.5		14.7
Interest Expense (a)	24.8	12.3		15.3		15.6		14.1
Portion of Rents
Representative of
Interest Factor	0.5	0.1		0.1		0.1		0.1

	$20.0	$46.3		$37.6		$48.1		$51.9

Fixed Charges:
Interest Expense (a)	$24.8	$12.3		$15.3		$15.6		$14.1
Capitalized Interest	0.0	0.1		0.1		0.5		—
Portion of Rents
Representative of
Interest Factor	0.5	0.1		0.1		0.1		0.1

	$25.3	$12.5		$15.5		$16.2		$14.2

Ratio of Earnings to
Fixed Charges	(b )	3.7	x	2.4	x	3.0	x	3.7	x

(a)	Includes amortization of discount on indebtedness and excludes capitalized interest.

(b)	Due to our net loss in 2003, this ratio was less than 1:1. Additional earnings of $5.3 million would have been required to achieve a ratio of 1:1

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